Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

COVANTA HOLDING CORPORATION

ARTICLE ONE

The name of the corporation is Covanta Holding Corporation (hereinafter called the “Corporation”).

ARTICLE TWO

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE THREE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE FOUR

The total number of shares which the Corporation shall have the authority to issue is one thousand (1,000) shares, all of which shall be shares of Common Stock, with a par value of $0.10 per share.

ARTICLE FIVE

The directors shall have the power to adopt, amend or repeal Bylaws, except as may be otherwise be provided in the Bylaws.

ARTICLE SIX

The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

ARTICLE SEVEN

Section 1. Limitation of Liability. To the full extent permitted by the General Corporation Law of the State of Delaware as presently or hereafter in effect, no director of the Corporation shall be personally liable to the Corporation or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Corporation. Any repeal or modification of this Article Eight shall not adversely affect any right or protection of a director of the Corporation existing immediately prior to such repeal or modification.

Section 2. Indemnification. Each person who is or was a director or officer of the Corporation, or while serving as a director or officer of the Corporation is or was serving at the request of the Board of Directors or an officer of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified by the Corporation to the full extent permitted by the General Corporation Law of the State of Delaware or any other applicable law as presently or hereafter in effect. The Corporation may, by action of the Board of Directors, provide indemnification to other employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers. The right of indemnification provided in this Section shall not be exclusive of any other rights to which any person seeking indemnification may otherwise be entitled, and shall be applicable to matters otherwise within its scope irrespective of whether such matters arose or arise before or after the adoption of this Section. Without limiting the generality or the effect of the foregoing, the Corporation may adopt Bylaws, or enter into one or more agreements with any person, which provide for indemnification greater or different than that provided in this Section. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the amendment, repeal or adoption of any provisions inconsistent with this Section shall require the affirmative vote of the holders of at least 80% of the stock entitled to vote, voting together as a single class. Any amendment repeal or adoption of any provision inconsistent with this Section shall not adversely affect any right or protection existing hereunder immediately prior to such amendment repeal or adoption.

ARTICLE EIGHT

The Corporation reserves the right to amend or repeal any provisions contained in this Certificate of Incorporation from time to time and at any time in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders and directors are granted subject to such reservation.